

BASEL MEDICAL

BASEL MEDICAL GROUP LTD

Issuer Free Writing Prospectus dated 12th December 2024

Filed Pursuant to Rule 433 of the Securities Act of 1993, as amended

Relating to Preliminary Prospectus dated 3rd December 2024;
Registration No. 333-282096

Investor Presentation

December 2024

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

BASEL MEDICAL

Free Writing Prospectus Statement

This free writing prospectus relates to the proposed initial public offering of the ordinary shares (the "Ordinary Shares") of **Basel Medical Group Ltd** ("Basel Medical" or the "Company"), and should be read together with the Registration Statement on Form F-1 filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates, and may be accessed through the following web link:

sec.gov/Archives/edgar/data/2004489/000149315224048457/formf-1a.htm

The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information, which are collectively referred to in this presentation (the "Presentation") as "offering documents". The Presentation highlights basic information about the Company and the offering to which this presentation relates. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You may obtain these offering documents for free by visiting EDGAR on the SEC website at www.sec.gov.

The Presentation does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation in such jurisdiction. Investments in private placements may be illiquid, highly speculative and you may lose your entire investment.

Alternatively, we or the representative of the underwriters will arrange to send you the prospectus if you contact Cathay Securities, Inc., via e-mail at service@cathaysecurities.com, or contact Basel Medical Group Ltd, via e-mail at admin@baselmedical.com.

Underwriter

Cathay Securities, Inc.

shell.li.cathaysecurities.com

+1 929 842 7777

40 Wall Street, Suite 3600
New York, NY 10005

CATHAY SECURITIES, INC

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

BASEL MEDICAL

Forward Looking Statement

This presentation contains forward-looking statements. Forward looking statements are predictions based on our management's beliefs and assumptions based on information available to management at the time the statements are made. Thus, you should not rely upon forward-looking statements as predictions of future events. All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. These forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by these statements. The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements.

In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. **These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the "Risk Factors" section of the Company's preliminary prospectus filed on Form F-1, as amended.** Moreover, we operate in a very competitive and rapidly changing environment.

New risks emerge from time to time. **It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in the preliminary prospectus filed on Form F-1 may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.**

In evaluating these forward-looking statements, you should consider various factors, including: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of demand for orthopaedic treatment; our expectations regarding demand for and market acceptance of our services; our expectations regarding the size and growth rate of our patients and customer base; our plans to invest in our operations; competition in our industry; and relevant government policies and regulations (particularly those of Singapore's) relating to our industry, including the regulatory environment in the Singapore medical sector. These and other factors may cause our actual results to differ materially from any forward-looking statement. The events and circumstances reflected in the forward-looking statements may not achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of the Presentation or to confirm these statements to actual results or revised expectations.

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Agenda

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.



1. Offering Summary

Offering Summary

Issuer:	Basel Medical Group Ltd
Listing Venue/Ticker:	NASDAQ/BMGL
Pre-Offering Ordinary Share Outstanding:	16,250,000 Ordinary Shares
Number of Ordinary Share Offered:	2,500,000 Ordinary Shares (or 2,875,000 ordinary shares if the underwriters exercise their option to purchase additional shares in full) Additional 2,000,000 Ordinary Shares* (“Resale Shares”)
Base Offering Size:	$10,000,000 - $12,500,000
Price Range:	$4 - $5 per Ordinary Share
Use of Proceeds:	50% mergers & acquisitions, 20% business expansion, 30% operations & working capital
Lock-up:	6 months
Expected Pricing:	December 2024
Underwriter:	Cathay Securities, Inc

*Note: Up to 2,000,000 of our issued and outstanding ordinary shares held by four of our existing shareholders, or the “Selling Shareholders”, may be sold pursuant to a Resale Prospectus. The Selling Shareholders are members of our “Pre-IPO Investors”. The Company will not receive any proceeds from the sale of such Resale Shares by the Selling Shareholders.

BASEL MEDICAL

2. About Us




BASEL MEDICAL

About Us

With over 20 years of medical services experience, Basel Medical's journey began with a simple commitment – to restore healthy and active lifestyles, one at a time. Today, that commitment has transformed into a vision for innovation, growth and far-reaching impact.

Basel Medical transcends the role of a conventional healthcare provider. We strive for excellence in medical services and aim to serve as a beacon of hope for patients across Singapore and Southeast Asia.

Our Mission

Basel Medical transcends the role of a conventional healthcare provider. We strive for excellence in medical services and aim to serve as a beacon of hope for patients across Singapore and Southeast Asia. Our mission encompasses the four following commitments:

Patient–Centered Care.

We prioritize our patient's wellbeing above all else.

Global Accessibility.

We believe that quality healthcare should be universally available.

Innovation.

We strive for excellence through innovation and expertise.

Continuous Improvement.

We constantly improve our services to meet evolving patient needs.

Our Competitive Edge

Qualified and experienced team of medical practitioners

Robust corporate client base

Highly scalable corporate infrastructure

Asset-light, strong cash flow model

Positive economic outlook in Singapore

Ageing population in Singapore

Growing demand for private orthopedic and physiotherapy services

Shareholders with strong global network

Basel Medical started with two clinics at Gleneagles Medical Centre, Singapore, which now houses four orthopedic specialists and one neurosurgery specialist. Currently, these clinics offer a comprehensive range of orthopedic, trauma, sports medicine, and neurosurgical services.

At the same time, Basel Medical will strategically expand through a combination of strategic acquisitions and organic growth, initially focusing on Singapore and Malaysia.

Our Services

Specialized treatment for your orthopedic problems

With our experienced orthopedic specialists, related problems from sports injuries such as Anterior Cruciate Ligament (ACL) repair, Meniscus repair, Shoulder injuries to degenerative charges such as hip replacement can be treated and carried out. We are able to offer both surgical options and non-surgical options.



Orthopedic Surgeries

We provide surgical orthopaedic procedures, including a wide variety of minimally invasive treatments to complex surgeries.



Orthopedic Treatments

We cover non-surgical treatments, such as medications, injections, splinting and physiotherapy, as well as in-house physiotherapy treatments, including post-surgery rehabilitation, as well as sports therapy.



Other Medical Services

Our neurosurgical expertise covers a wide spectrum of treatments involving spinal and brain conditions, from headaches and brain tumors to spinal issues, aneurysms and strokes.

3. Corporate Structure



Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

BASEL MEDICAL

Our Corporate Structure (pre-IPO)


Rainforest Capital VCC (Singapore)
Other Pre-IPO Investors
62.6%
37.4%
Basel Medical Group Ltd (BVI)
100%
Basel Medical Group Pte. Ltd. (Singapore)
100%
Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd. (Singapore) (Dormant)
100%
Singapore Sports & Orthopaedic Clinic Pte. Ltd. (Singapore)
100%
SSOC Pte. Ltd. (Singapore)
100%
Singapore Sports and Physiotherapy Centre Pte. Ltd. (Singapore)
100%
Singapore Knee, Sports and Orthopaedic Services Pte. Ltd. (Singapore) (Dormant)
100%
Singapore Sports & Orthopaedic Services Pte. Ltd. (Singapore)
100%
SSOS Pte. Ltd. (Singapore)

Our first clinic based in Singapore started in 2001 and our first subsidiary, SSO Clinic, was incorporated in 2004.

From 2004 to the 2020s, we expanded our operations and we currently operate two clinics in Singapore, Spine & Orthopedics Centre (Singapore) and Singapore Sports & Orthopedic Clinic.

In June 2023, AIP Investment Partners Pte. Ltd., through its sub-fund Basel Medical Fund from the private equity umbrella fund Rainforest Capital VCC, acquired Singmed Specialists (now known as Basel Medical Group Pte. Ltd.).

We incorporated Basel Medical Group Ltd, a BVI company on 10 August 2023.

Following a further corporate reorganization to prepare for this offering, our current corporate structure prior to the offering is (as shown on the left).

Our Corporate Structure (post IPO)

Following this offering, and assuming the over-allotment option is not exercised, our corporate structure will be as follows:


Rainforest Capital VCC (Singapore)
Other Pre-IPO Investors *
Investors in this Offering
54.3%
32.4%
13.3%
Basel Medical Group Ltd (BVI)
100%
Basel Medical Group Pte. Ltd. (Singapore)
100%
Singapore Knee, Sports and Orthopaedic Clinic Pte. Ltd. (Singapore) (Dormant)
100%
Singapore Sports & Orthopaedic Clinic Pte. Ltd (Singapore)
100%
SSOC Pte. Ltd. (Singapore)
100%
Singapore Sports and Physiotherapy Centre Pte. Ltd. (Singapore)
100%
Singapore Knee, Sports and Orthopaedic Services Pte. Ltd. (Singapore) (Dormant)
100%
Singapore Sports & Orthopaedic Services Pte. Ltd. (Singapore)
100%
SSOS Pte. Ltd. (Singapore)

*Note: Should any of the Selling Shareholders sell any of the 2,000,000 Resale Shares, the collective shareholding percentage of the "Pre-IPO Investors" will decrease.

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

BASEL MEDICAL

4. Market Size


AI

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

BASEL MEDICAL

Growing Orthopedic Market in Singapore


General/Specialised hospital
Community hospital
Polyclinic

Why Singapore[1]?

- Ageing population
- Rising income level
- Rising insured population
- Greater awareness on higher quality of healthcare
- Government effort and expenditure on healthcare

Growing sports participation rate

In 2012, Singapore launched "Vision 2030" to address the question "How can sports best serve Singapore in the country in the coming decades". Since its launch, "Vision 2030" has seen many Singaporeans taking up a more active lifestyle. As the population ages and more people turn to exercise, there is an increase in the demand for sports medicine services.

Source: 1. "Population in Brief 2023" published by the Prime Minister's Office and the Singapore Department of Statistics.

BASEL MEDICAL

Singapore Ageing Population

- Singapore has a population of about 5.7 million[1], with a significant aging population, increasing the demand for orthopedic care.
- Elderly healthcare support has always been one of the main agenda of the Singapore government as the population ages.
- According to the Singapore Department of Statistics[1], the proportion of citizens aged 65 and above has increased from 11.7% in 2013 to 19.1% in 2023.
- By 2030, around one in four citizens (24.1%)[2] will be aged 65 and above. The chart shows the aged pyramid of resident population.


Age group
2023
2013
Males Females
2023
2013
90-Over
85-89
80-84
75-79
70-74
65-69
60-64
55-59
50-54
45-49
40-44
35-39
30-34
25-29
20-24
15-19
10-14
5-9
0-4
150K
100K
50K
0K
50K
100K
150K

Source: [1]Population Trends 2023, Singapore Department of Statistics, [2]"Population in Brief 2023" published by the Prime Minister's Office and the Singapore Department of Statistics. Available from: <https://www.population.gov.sg/files/media-centre/publications/population-in-brief-2023.pdf> (Retrieved on December 29, 2023)

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Rising Income Levels

There has been upward trend in household income in Singapore. Median monthly household income from work increased over the last reviewed ten years. The median monthly household income* from work per household member rose from S$3,027 in 2021 to S$3,287 in 2022, an increase of 8.6 per cent in nominal terms, or 2.6 per cent in real terms. The chart below shows the growth of Singapore median household income from work in Singapore dollars.

The rising income levels is one of the market drivers of the healthcare market as higher income increases the affordability of private healthcare services which include orthopedic services.


$9,023
$9,293
$9,425
$9,189
$9,520
$10,099
$2,699
$2,792
$2,925
$2,886
$3,027
$3,287
2017
2018
2019
2020
2021
2022
Change Over the Years After Adjusting for Inflation
Per Household
0.2% in 2022
2.9% (0.6% p.a.) from 2017 to 2022
Per Household Member
2.6% in 2022
11.9% (2.3% p.a.) from 2017 to 2022
Note: The dollar values in the chart are not adjusted for inflation.

*Source: *Key Household Income Trends, 2022, Singapore Department of Statistics*, "Key Household Income Trends, 2022" published on the website of the Department of Statistics, Ministry of Trade & Industry, Singapore. Available from: <https://www.singstat.gov.sg/-/media/files/publications/households/pp-s29.ashx> (Retrieved on December 29, 2023)

BASEL MEDICAL

Household Expenditure

Singapore households have also spent more on healthcare services in the past few years. Based on the Household Expenditure Survey* *(conducted by the Singapore Department of Statistics from October 2017 to September 2018)*, the average monthly spending in healthcare increased from S$260 in 2012/2013 to S$320 in 2017/2018. Healthcare accounted for 5.5% of monthly household expenditure in 2017/2018 as compared to 4.5% in 2012/2013. The average real salary increase in Singapore is forecasted to be 0.5% in 2024 which may translate into a greater affordability on private healthcare services and demand for high quality specialist healthcare services. The chart below shows the distribution breakdown of household expenditure by type of goods and services:


Others
12.6%
11.4%
Accommodation services
1.2%
0.7%
Clothing and footwear
2.1%
2.7%
Communication
4.1%
3.8%
Health
5.5%
4.5%
Educational services
5.7%
5.4%
Recreation and culture
6.4%
6.9%
Transport
13.2%
14.1%
Food
20.3%
20.6%
Housing and related expenditure
28.9%
30.1%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
2017/2018
2012/2013

Source: Report on the Household Expenditure Survey 2017/2018, Singapore Department of Statistics, "Report on the Household Expenditure Survey 2017/2018" published on the website of the Department of Statistics, Ministry of Trade & Industry, Singapore. Available from: <https://www.singstat.gov.sg/-/media/files/publications/households/hes201718.pdf > (Retrieved on December 29, 2023)

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Government effort and expenditure on healthcare

The Singapore government has put in tremendous efforts to ensure that healthcare is accessible and affordable, as evidenced by the increasing government spending in healthcare

	FY18	FY19	FY20
►Operating Expenditure (S$m)	8,937	9,917	14,314
► Development Expenditure (S$m)	1,490	1,404	949
►Government Health Expenditure [1] (S$m)	10,122.7	11,147.1	15,202.8
►Government Health Expenditure [1] (as % of GDP)	2.1	2.2	3.2

(Source: Government Health Expenditure and Healthcare Financing, Ministry of Health, Singapore)

The chart below illustrates that the number of physiotherapists (public, private, not in active practice) has risen from 2020 to 2022.

	2020	2021	2022
Total No. of Physiotherapists	**2,129**	**2,260**	**2,433**
► Public	1,016	1,085	1,141
► Non-Public	876	960	1,058
► Not in Active Practice	237	215	234

(Source: Number of Physiotherapists (Public, Private, Not in Active Practice), www.moh.gov.sg)

Healthcare Demand and Growth in ASEAN


Laos
Cambodia
Myanmar - Burma
Vietnam
Philippines
Thailand
Singapore
Malaysia
Brunei
Indonesia

ASEAN Healthcare Opportunities[1]

- Evolving demographics
- Lifestyle awareness on healthcare
- ASEAN life longevity exceeding other Asia countries
- Increasing demand for healthcare providers
- Increasing demand for advanced equipment and supplies
- Increasing resources in caring for elderly people
- Catching up healthcare spending with developed countries

By 2025, ASEAN's health care expenditure is expected to reach about US$270 billion, more than the projected size of the region's fast-growing internet economy ($240 billion by 2025).

Source: 1. "ASEAN Investment Report 2019 FDI in Services: Focus on Health Care" published on the website of the Association of Southeast Asian Nations.



5. Milestones & Future Plans

Key Business Development Milestones

2001 — START
Our first clinic opened at Gleneagles Medical Centre

2004 — 01 MILESTONE
Incorporated first subsidiary SSO Clinic

2009 — 02 MILESTONE
Began serving the employees of corporations and insurance companies

2014 — 03 MILESTONE
Commenced operations on second clinic

2017 — 04 MILESTONE
Introduced physiotherapy and neurosurgery services

2018 — 05 MILESTONE
Expanded in-house services to include radiology

2019 — 06 MILESTONE
Introduced night clinic sessions to cater to increasing patient's demand

2023 — 07 MILESTONE
Basel Medical Fund acquired Singmed Specialists

2024 — 08 MILESTONE
Going for Nasdaq Listing

2025 and beyond
ASEAN Expansion

Future Plans


SUCCESS
PLAN
VISION
GOALS
IDEA
GROWTH
TEAM

We aim to become an internationally known medical services provider in the Southeast Asian market, with a presence in at least four Southeast Asia countries (potentially covering Singapore, Malaysia, Indonesia and Thailand) within the next three years.


Broaden Services
Technology Infrastructure
Regional Network
ASEAN Expansion

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

BASEL MEDICAL



6. Our Financials

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

BASEL MEDICAL

Audited Patients Count and Revenue

	Years ended June 30				
	2024			2023	
	US$'000	S$'000	%	S$'000	%
Corporate patients					
Inpatients	843	1,143	11	1,032	11
Outpatients	1,645	2,229	22	1,382	14
Total Corporate patients	2,488	3,372	33	2,414	25
Individual patients					
Inpatients	987	1,338	13	1,697	17
Outpatients	3,942	5,341	54	5,591	58
Total individual patients	4,929	6,679	67	7,288	75
Total Group revenue	7,417	10,051	100	9,702	100

During the year ended June 30, 2024, we had approximately 989 patients referred by our corporate clients and 4,433 individual patients and the revenues generated from our ten largest customers represented approximately 4.0 % of our revenues for the same period, while such ten largest customers include seven corporate clients who refer their employees to us for treatment.

For the year ended June 30, 2023, we had approximately 700 patients referred by our corporate clients and 5,400 individual patients and the revenues generated from our ten largest customers represented approximately 4% of our revenues for the same period, while such ten largest customers include five corporate clients who refer their employees to us for treatment. Therefore, we believe that we face low customer concentration risks.

Audited Profit & Loss Account

	2024		2023
	US$	S$	S$
Revenue	7,416,560	10,050,923	9,701,777
Other income	340,193	461,029	412,357
General Expenses	(5,852,386)	(7,931,153)	(7,743,963)
Finance cost	(130,046)	(176,238)	(238,602)
Profit before tax	1,774,321	2,404,561	2,131,569
Income tax expense	(244,805)	(331,761)	(348,280)
Profit after tax	1,529,516	2,072,800	1,783,289
Foreign currency translation differences	(8,686)	-	-
Profit for the year	1,520,830	2,072,800	1,783,289
Earnings per ordinary share	0.09	0.13	0.11

Our revenue has grown from S$9.7 million in 2023 to S$10.1 million in 2024, or approximately 3.6% growth rate year-on-year.

About 93.3% of the revenue came from Orthopaedic services while the remaining 6.7% came from Physiotherapy services in the FY2024. The corresponding percentage contribution of revenue by Orthopaedic services and Physiotherapy services in FY2023 was 93.6% and 6.4% respectively.

Profit before tax has grown by 13% to S$2.4 million over the same year period.

BASEL MEDICAL

Audited Balance Sheet

	2024		2023
	US$	S$	S$
ASSETS			
Non-current assets	99,600	134,978	606,346
Current assets	11,934,449	16,173,566	14,774,239
Total assets	**12,034,049**	**16,308,544**	**15,380,585**
LIABILITIES			
Non-current liability	1,168,413	1,583,434	3,423,570
Current liabilities	5,285,913	7,163,469	6,468,174
Total liabilities	**6,454,326**	**8,746,903**	**9,891,744**
NET ASSETS	**5,579,723**	**7,561,641**	**5,488,841**
EQUITY			
Share capital	18,362,506	24,455,178	8
Merger reserve	(18,362,500)	(24,455,170)	-
Translation reserve	(8,686)	-	-
Retained earnings	5,588,403	7,561,633	5,488,833
Total equity	**5,579,723**	**7,561,641**	**5,488,841**

Total assets have grown by 6% to S$16.3 million over the 1-year period in FY2024.

In the same period, total liabilities have reduced from S$9.9 million to S$8.7 million (or 11.6% reduction).

The net effect is the growth of net assets by 37.8% in FY2024 to S$7.6 million.



7. Management Team

BASEL MEDICAL

Management Team



Raymond Cheung

Group Chief Executive Officer

- 20+ years' in insurance, risk, finance and technology
- Independent director of a SGX listed company
- Founded a fintech for micro-SMEs in Southeast Asia
- Lecturer with SCI, SMU, ESSEC
- B.Bus Actuarial Science major with NTU



Lu Jianing

Group Chief Financial Officer

- Experienced finance practitioner, Finance Manager, Farrer Park Hospital
- Managed diverse client portfolios
- Led a team in financial reporting, budgeting & forecasting
- B.Acc with NTU



Dr Darren Chhoa

Group Chief Health Officer

- 12 years in healthcare and financial services industry
- Experience in leading enterprise clinical business development
- Former senior director of MHC Health (HMI Group)
- Former medical director and VP of Fullerton Health



Vincent Teo

Group Chief Partnership Officer

- 25 years in financial services and insurance
- Proficient in multi-channel distribution, traditional to non-traditional partnerships
- Strong management experience to drive revenue and profit growth

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Independent Directors*

Paul Freudenthaler

Independent Director

- Former CFO & current board member & board secretary for Freight Technologies Inc. (Nasdaq: FRGT)
- CFO for several leading companies in both the U.S. and Mexico.
- Former CFO for EZ Corp., the Mexico division of Crediamigo, a payroll discount lender.
- Former CFO of Ascentium Capital, an independent small business lender in the U.S.
- Drove the growth and successful sale of Ascentium Capital from private equity investors to one of the largest banks in the United States.
- Former CFO for Old Mutual, for operations in Colombia, Uruguay and Mexico.
- Successful public offerings and a number of acquisitions totaling well over US$1 billion in both Mexico and the United States.
- MBA in Finance from The Wharton School of Business, a CPA License from Texas State Board of Public Accounting, and a Bachelor of Commerce in Accounting and Economics from the University of Calgary, Canada.

Kwek Yoon Soong

Independent Director

- Former Chief Agency Officer of Prudential Insurance Company Singapore, managing 5,000-strong agency force.
- Former Consultant with Zurich Insurance to transform the agency channel, improve agent productivity and drive revenue growth for Zurich's subsidiary insurers in ASEAN including Zurich Topas Life (Indonesia) and Zurich Global Life (Singapore).
- Former Senior Regional Manager at Allianz Asia Pacific.
- Seconded as Chief Agency Officer of Pioneer Life (Philippines), Ayudhya Allianz (Thailand), Allianz Dazhong (China) and Pioneer-Allianz (Philippines)
- Graduated from National University of Singapore Law School.

Tony Chen

Independent Director

- CEO of Zirauti Global Ventures, a services company in global commodities trading.
- Advisor to AeroGreens Indonesia, a fast-growing agribusiness company which he cofounded in August 2020.
- Former group managing director for Platindo Group, Indonesia.
- Former CEO for Microsoft Indonesia.
- Country sales director for Oracle Indonesia.
- Graduated from UNINUS, Bandung, Indonesia with a bachelor's degree in computer science.
- Obtained various trainings in business, management and leadership from many institutions, including the Harvard Business School in Boston.

* Please be advised that the Independent Directors are currently nominees and will officially assume their roles as Independent Non-Executive Directors upon the effectiveness of the IPO



8. Contact Us

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

BASEL MEDICAL

Issuer: Basel Medical Group Ltd (BMGL)

Raymond.cheung@baselmedical.com

+65 6291 9188

6 Napier Road, Unit #02-10/11
Gleneagles Medical Centre Singapore
258499

www.baselmedical.com

Underwriter: CATHAY SECURITIES, INC

service@cathaysecurities.com

+1 855 939 3888

40 Wall Street, Suite 3600
New York, NY 10005

www.cathaysecurities.com